Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended 30-Sep		Year Ended December 31
	2002	2001	2001	2000	1999
	$'000	$'000	$'000	$'000	$'000
Net income before taxes and cumulative effect of change in accounting principle	19,962	14,309	17,304	15,922	8,833
Interest expense	593	937	1,405	—	—

	20,555	15,246	18,709	15,922	8,833
Interest credited to interest sensitive contract liabilities	33,646	10,428	17,578	17,390	5,549

Adjusted net income	54,201	25,674	36,287	33,312	14,382

Fixed Charges
Interest expense	593	937	1,405	—	—
Interest credited to interest sensitive contract liabilities	33,646	10,428	17,578	17,390	5,549

Total fixed charges	34,239	11,365	18,983	17,390	5,549

Ratio of earnings to fixed charges excluding interest credited on interest sensitive contract liabilities	34.7	16.3	13.3	N/A	N/A
Ratio of earnings to fixed charges including interest credited on interest sensitive contract liabilities	1.6	2.3	1.9	1.9	2.6